# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Empery Digital Inc., CIK 0001829794
CUSIP: 92864V608
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 3121 Eagles Nest, Suite 120, Round Rock, Texas (TX), 78665
Date of event which requires filing of this statement: 02/25/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001999371-26-003974
Filed by CIK 0001920194
Persons authorized to receive notices and communications: Tice Brown, PO Box 20907, New York, New York (NY), 10009, (917) 232-9377

## Reporting persons
- Brown, Tice (CIK 0001920194): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 3,342,022; shared voting power 0; sole dispositive power 3,342,022; shared dispositive power 0; aggregate amount beneficially owned 3,342,022 (10.4% of the class)
  Comment: The aggregate beneficial ownership includes 680,000 shares underlying stock options that are exercisable within 60 days pursuant to Rule 13d-3(d)(1).
- Woodmont Investing LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 2,821,128; shared voting power 0; sole dispositive power 2,821,128; shared dispositive power 0; aggregate amount beneficially owned 2,821,128 (8.8% of the class)
  Comment: The aggregate beneficial ownership includes 680,000 shares underlying stock options that are exercisable within 60 days pursuant to Rule 13d-3(d)(1).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.00001 per share
Name of issuer: Empery Digital Inc.
Address of issuer's principal executive offices: 3121 Eagles Nest, Suite 120, Round Rock, Texas (TX), 78665
Comment: This Amendment No. 2 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed on February 3, 2026 (the "Original Schedule 13D"), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on February 23, 2026 ("Amendment No. 1") relating to the shares of common stock, $0.00001 par value per share (the "Shares"), of Empery Digital Inc. (the "Issuer"), a Delaware corporation. The Original Schedule 13D, as amended by Amendment No. 1, is hereinafter referred to as the "Schedule 13D." Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned to such terms in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The securities of the Issuer purchased by Woodmont Investing LLC were purchased with working capital. The aggregate purchase price of the Shares owned directly by Woodmont Investing LLC is approximately $14,279,863.52 including brokerage commissions. Tice Brown acquired all of his securities of the Issuer through open market transactions using his personal assets, and the aggregate purchase price of the Shares owned directly by Tice Brown, or through his Roth IRA, is $3,403,102.83, including brokerage commissions. The securities of the Issuer beneficially owned by the Reporting Persons are or may be held from time to time in margin accounts established with their respective brokers or banks, and a portion of the purchase price for the securities of the Issuer may have been obtained through margin borrowing. Common Stock positions held in margin accounts may be pledged as collateral security for the repayment of debit balances in the margin accounts.

## Item 4. Purpose of Transaction
Purpose of transaction:
In accordance with the requirements of the Issuer's Bylaws, on February 26, 2026, Tice P. Brown mailed via overnight delivery to the Issuer a notice (the "Notice") of his intent to nominate himself for election to the Issuer's Board of Directors (the "Nomination") at the Issuer's 2026 annual meeting of stockholders (or any special meeting at which directors are to be elected). The Notice includes information required by the Issuer's Bylaws regarding Mr. Brown, his ownership of Issuer securities, and his proposed nomination, and it is accompanied by supporting documentation, including a completed nominee questionnaire and representation and agreement in the form provided by the Issuer.

The Notice, together with this Amendment and the Reporting Persons' prior public filings and communications regarding the Issuer, provides the Board with substantial information regarding the Reporting Persons, the nominee, and the basis for the nomination. The Reporting Persons believe that the Nomination will provide stockholders with an opportunity to elect a director committed to protecting stockholders' capital, improving accountability, and pursuing capital allocation decisions designed to address the disconnect between the Issuer's asset value and the market value of its equity, including by prioritizing the prompt return of capital to stockholders and maximizing value for all stockholders.

The Reporting Persons are attaching a copy of the Notice as Exhibit 99.1 hereto.

The Reporting Persons reserve the right to engage with the Issuer and other stockholders regarding potential governance, strategic, operational, capital allocation, or leadership changes and to take such actions as they deem advisable, subject to applicable law. Nothing in this Amendment is intended to constitute the solicitation of any proxies by Mr. Brown in connection with any such nominations.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 32,009,760 Shares outstanding as of February 27, 2026, which is the difference obtained by subtracting (i) 870,240 pre-funded warrants reported as potentially exercisable in the Issuer's Press Release dated February 23, 2026 from (ii) the 32,880,000 Shares outstanding as of February 27, 2026, as disclosed on the Issuer's website at https://www.emperydigital.com/treasury-dashboard.

2,821,128 of the 3,342,022 shares of Common Stock reported are held in Woodmont Investing LLC, a single member LLC wholly owned by Tice P. Brown, over which shares of Common Stock Tice P. Brown has the sole voting and dispositive power.

320,000 of the 3,342,022 shares of Common Stock reported are held in Tice P. Brown's Roth IRA, over which shares of Common Stock Tice P. Brown has the sole voting and dispositive power.

200,894 of the 3,342,022 shares of Common Stock reported are owned by Tice P. Brown directly.
The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) is incorporated into this Item 5(b).
Transactions in the class effected during the past sixty days: The transactions in the securities of the Issuer by the Reporting Persons since the filing of Amendment No. 1 are set forth in Exhibit 99.2 and are incorporated herein by reference. All such transactions were effected in the open market unless otherwise indicated.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 - Notice of Nomination of Tice P. Brown, dated February 26, 2026.

99.2 - Transactions in the Securities of the Issuer.

## Signatures
- Brown, Tice: /s/ Tice P. Brown, Tice P. Brown (02/27/2026)
- Woodmont Investing LLC: /s/ Tice P. Brown, Tice P. Brown / Managing Member (02/27/2026)